UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wild Oats Markets, Inc.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

96808B107
(CUSIP Number)

Roberta Lang, General Counsel

Whole Foods Market, Inc.

550 Bowie Street

Austin, Texas 78703

(512) 542-0217
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

February 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   96808B107

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (Entities Only) Whole Foods Market, Inc. EIN 74-1989366
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,375,600 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,600 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.   96808B107

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (Entities Only) WFMI Merger Co. I.R.S. Identification No. Applied For
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,375,600 shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,375,600 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

                The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value per share (“Common Stock”), of Wild Oats Markets, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at 1831 30th Street, Boulder, Colorado 80301.

Item 2. Identity and Background.

                This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by Whole Foods Market, Inc., a Texas corporation (“WFM”), and its wholly owned subsidiary, WFMI Merger Co., a Delaware corporation (“Merger Sub”).  The address of the principal business and the principal office of WFM and Merger Sub is 550 Bowie Street, Austin, Texas 78703.   Founded in 1980 in Austin, Texas, WFM is a Fortune 500 company and the largest natural and organic foods retailer.  WFM had sales of $5.6 billion in fiscal year 2006 and currently has 191 stores in the United States, Canada and the United Kingdom.  Merger Sub is a subsidiary of WFM organized for the purpose of consummating the transactions described in this Schedule 13D.

                The name, business address, present principal occupation or employment and citizenship of each director and executive officer of WFM is set forth on Schedule A.

                During the last five years, neither WFM nor, to the knowledge of WFM, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

                On February 21, 2007, the Company, WFM and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding common stock (the “Shares”) of the Company at $18.50 per Share in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Merger Sub will merge with and into Company (the “Merger”), whereupon Merger Sub’s separate corporate existence will cease and Company will continue as the surviving corporation and as a direct, wholly-owned subsidiary of WFM.

                As an inducement to enter into the Merger Agreement, and in consideration thereof, WFM, Merger Sub and Company entered into the Tender and Support Agreement (the “Tender and Support Agreement”) dated as of the date of the Merger

 Agreement, with each of Yucaipa American Alliance Fund I, L.P., a Delaware limited partnership (“YAAF”), and Yucaipa American Alliance (Parallel) Fund I, L.P., a Delaware limited partnership (“YAAF Parallel”, each of YAAF Parallel and YAAF being referred to herein as a “Stockholder”).  Pursuant to the Tender and Support Agreement, each Stockholder has agreed to tender his or her Shares in the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms.   YAAF and YAAF Parallel beneficially own 3,160,296 and 2,215,304 Shares.

                In addition, pursuant to the Tender and Support Agreement, each of YAAF and YAAF Parallel granted to the executive officers of WFM an irrevocable proxy to, at any meeting of the stockholders of the Company called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Stockholder of its beneficially held Shares in favor of the adoption by the Company of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.

                Shared voting power with respect to the Shares owned by YAAF and YAAF Parallel may be deemed to have been acquired through execution of the Tender and Support Agreement.  WFM has not expended any funds in connection with the execution of the Tender and Support Agreement, except for the transaction expenses (funded from WFM’s working capital) otherwise to be incurred in connection with the Offer and the Merger.

                The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the Merger Agreement is incorporated by reference to the Company’s Current Report on Form 8-K dated February 21, 2007.  A copy of the Tender and Support Agreement is attached as Exhibit 99.1 to WFM’s Current Report on Form 8-K filed with the SEC on February 21, 2007.

Item 4. Purpose of Transaction.

                As described in Item 3 above, this Schedule 13D is being filed in connection with the Tender and Support Agreement among WFM, Merger Sub, the Company and each of YAAF and YAAF Parallel.

                As promptly as practicable after the date of the Merger Agreement, Merger Sub will commence the Offer.  If the Offer is consummated, WFM will be entitled to designate a number of persons to the Company’s Board of Directors that reflects WFM’s proportionate voting interest in the Company.  Subject to the satisfaction or waiver of the conditions set forth in the Offer, after consummation of the Offer, WFM shall cause the Merger to occur.  Upon the consummation of the Merger, (i) the Company will become a wholly-owned subsidiary of WFM and (ii) each Share which has not been purchased pursuant to the Offer will be converted into the right to receive $18.50 in cash, subject to certain exceptions more fully described in the Merger Agreement.

                From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) the directors of Merger Sub will serve as directors of the Company until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Merger Sub immediately prior to the effective time of the Merger will be the officers of Company until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time of the Merger will be the respective certificate of incorporation and bylaws of Company.

                Following the Merger, the Shares will no longer be traded on the Nasdaq Global Market, there will be no public market for the Common Shares and registration of the Common Shares under the Exchange Act will be terminated.

                Except as set forth in this Schedule 13D and in connection with the Merger described above, WFM has no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

                (a) and (b)              Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, WFM has not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, does not beneficially own any Shares.  As a result of the Tender and Support Agreement, WFM may be deemed to have the power to vote up to 5,375,600 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, WFM may be deemed to be the beneficial owners of an aggregate of such 5,375,600 Shares.  All Shares that may be deemed to be beneficially owned by WFM constitute approximately 18% of the issued and outstanding Shares as of February 21, 2007 (as represented by the Company in the Merger Agreement).

                WFM (i) is not entitled to any rights as a stockholder of Company as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement, and (ii) disclaims all beneficial ownership of such Shares.

                Except as set forth in this Item 5(a), none of WFM and, to the knowledge of WFM, any persons named in Schedule A beneficially owns any Shares.

                (c)           Except for the agreements described above, to the knowledge of WFM, no transactions in the class of securities reported have been effected during the past 60 days by WFM, Merger Sub or any person named in Schedule A.

                (d)           To the knowledge of WFM, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

                (e)           Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                Except for the agreements described above, to the knowledge of WFM, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1

Agreement and Plan of Meregr, dated February 21, 2007, among Whole Foods Market, Inc., WFMI Merger Co. and Wild Oats Markets, Inc. (incorporated by reference to Exhibit 2.1 to WFM’s Current Report on Form 8–K dated February 21, 2007).

99.2

Tender and Support Agreement, dated February 21, 2007, among Whole Foods Market, Inc., WFMI Merger Co., Wild Oats Markets, Inc., Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (parallel) Fund I, L.P. (incorporated by reference to Exhibit 99.1 to WFM’s Current Report on Form 8–K dated February 21, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Whole Foods Market, Inc.

By:	/s/ Glenda Chamberlain
Glenda Chamberlain
Executive Vice President and Chief Financial Officer

WFMI Merger Co.

By	/s/ Roberta Lang
Roberta Lang
President

Dated:  February 22, 2007

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Whole Foods Market, Inc. and WFMI Merger Co. are set forth below. Unless otherwise indicated below, the business address of each director and executive officer is 550 Bowie Street, Austin, Texas 78703.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s position with Whole Foods Market, Inc. or WFMI Merger Co., as applicable.  All of the persons listed below are citizens of the United States of America.

Whole Foods Market, Inc.

Name	Present Principal Occupation or Employment
Directors
David W. Dupree	Managing Director of The Halifax Group
Dr. John B. Elstrott	Clinical Professor of Entrepreneurship at Tulane University’s Freeman School of Business.
Gabrielle E. Greene	Principal of Rustic Canyon/Fontis Partners, LP
Hass Hassan	General Partner of Greenmont Capital
John P. Mackey	Chairman and Chief Executive Officer
Linda A. Mason	Chairman of the Board of Bright Horizons Family Solutions
Morris Siegel	Self-employed (investments)
Ralph Z. Sorenson	Managing Partner of the Sorenson Limited Partnership

Executive Officers
(Who Are Not Directors)
Glenda Chamberlain	Executive Vice President and Chief Financial Officer
A.C. Gallo	Co-President and Chief Operating Officer
Walter Robb	Co-President and Chief Operating Officer
James P. Sud	Executive Vice President of Growth and Business Development
Lee Valkenaar	Executive Vice President of Global Support

WFMI Merger Co.

Name	Present Principal Occupation or Employment
Directors
Roberta Lang	Sole Director and President of WFMI Merger Co.; General Counsel of Whole Foods Market, Inc.

Executive Officers
(Who Are Not Directors)
Patricia D. Yost	Secretary of WFMI Merger Co.; Global Director of Tax, Whole Foods Market, Inc.